EXHIBIT 3(a)

NORTH SHORE GAS COMPANY

ACTION OF THE BOARD OF DIRECTORS

BY WRITTEN CONSENT IN LIEU OF MEETING

The Board of Directors of the Company has taken the following action by unanimous Written Consent:

RESOLVED That effective October 1, 2001, the proposed amendments to the By-Laws of the Company attached hereto as Exhibit A be, and they hereby are, approved.

Dated as of:      October 1, 2001